No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 20, 2018, has decided on changes in its operating officers as of April 1, 2018 and June 2018 (Ordinary General Meeting of Shareholders).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 21, 2018

[Translation]

February 20, 2018

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning Management Changes

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 20, 2018, has decided on changes in its operating officers as of April 1, 2018 and June 2018 (Ordinary General Meeting of Shareholders), which are to be effective as indicated below.

Particulars

1.	Planned Personnel Changes in Operating Officers

<As of April 1, 2018>

Operating Officers to change titles

Name	New Title	Current Title
Shinji Aoyama	Managing Officer	Operating Officer

Noriya Kaihara	Managing Officer	Operating Officer

Toshihiro Mibe	Managing Officer	Operating Officer

Operating Officer to be newly appointed

Name	New Title	Current Title
Keiji Ohtsu	Operating Officer	Managing Officer, Honda R&D Co., Ltd. Chief Officer of Research & Development Strategy, Automobile R&D Center

<As of Ordinary General Meeting of Shareholders to be held in June 2018>

Operating Officer to retire

Name	Current Title
Toshihiko Nonaka	Managing Officer

<For Reference>

The composition of Directors and Operating Officers as of April 1, 2018 and June 2018 (Ordinary General Meeting of Shareholders)

1.	Directors

Name	As of April 1, 2018	As of June (Ordinary General Meeting of Shareholders)
Takahiro Hachigo	President and Representative Director	President and Representative Director

Seiji Kuraishi	Executive Vice President and Representative Director	Executive Vice President and Representative Director

Yoshiyuki Matsumoto	Senior Managing Director	Senior Managing Director

Toshiaki Mikoshiba	Senior Managing Director	Senior Managing Director

Yoshi Yamane	Senior Managing Director	Senior Managing Director

Kohei Takeuchi	Senior Managing Director	Senior Managing Director

Hideko Kunii	Director*[1]	Director*[1]

Motoki Ozaki	Director*[1]	Director*[1]

Takanobu Ito	Director and Advisor	Director and Advisor

Masahiro Yoshida	Director, Audit and Supervisory Committee Member	Director, Audit and Supervisory Committee Member

Masafumi Suzuki	Director, Audit and Supervisory Committee Member	Director, Audit and Supervisory Committee Member

Toshiaki Hiwatari	Director*[1], Audit and Supervisory Committee Member	Director*[1], Audit and Supervisory Committee Member

Hideo Takaura	Director*[1], Audit and Supervisory Committee Member	Director*[1], Audit and Supervisory Committee Member

Mayumi Tamura	Director*[1], Audit and Supervisory Committee Member	Director*[1], Audit and Supervisory Committee Member

*1	External Directors

2.	Operating Officers

Name	As of April 1, 2018	As of June (Ordinary General Meeting of Shareholders)
Toshihiko Nonaka	Managing Officer	-

Takashi Sekiguchi	Managing Officer	Managing Officer

Soichiro Takizawa	Managing Officer	Managing Officer

Michimasa Fujino	Managing Officer	Managing Officer

Shinji Aoyama	Managing Officer*[1]	Managing Officer

Noriya Kaihara	Managing Officer*[1]	Managing Officer

Toshihiro Mibe	Managing Officer*[1]	Managing Officer

Naoto Matsui	Operating Officer	Operating Officer

Mitsugu Matsukawa	Operating Officer	Operating Officer

Tetsuo Suzuki	Operating Officer	Operating Officer

Issao Mizoguchi	Operating Officer	Operating Officer

Yusuke Hori	Operating Officer	Operating Officer

Tomomi Kosaka	Operating Officer	Operating Officer

Noriaki Abe	Operating Officer	Operating Officer

Toshiyuki Shimabara	Operating Officer	Operating Officer

Yasuhide Mizuno	Operating Officer	Operating Officer

Kazuhiro Odaka	Operating Officer	Operating Officer

Masayuki Igarashi	Operating Officer	Operating Officer

Hiroyuki Kachi	Operating Officer	Operating Officer

Soichi Yamamoto	Operating Officer	Operating Officer

Katsushi Inoue	Operating Officer	Operating Officer

Kimiyoshi Teratani	Operating Officer	Operating Officer

Asako Suzuki	Operating Officer	Operating Officer

Katsuhisa Okuda	Operating Officer	Operating Officer

Katsuhide Moriyama	Operating Officer	Operating Officer

Keiji Ohtsu	Operating Officer*[2]	Operating Officer

*[1]	To change titles
*[2]	To be newly appointed